As filed with the Securities and Exchange Commission on December 20, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AIP Multi-Strategy Fund P

(Name of Subject Company (Issuer))

AIP Multi-Strategy Fund P

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(212) 296-7947

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$13,102,666 (a)	None. (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	No fee required, pursuant to SEC No-Action Letter to Ironwood Multi-Strategy Fund LLC et al (publicly available April 20, 2017).

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Schedule TO

Filing Party: AIP Multi-Strategy Fund P

Date Filed: November 27, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

Pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, AIP Multi-Strategy Fund P (the “Fund”) hereby files with the Securities and Exchange Commission the below written communication previously provided to shareholders of the Fund regarding, among other things, the cancellation of the Fund’s March 31, 2020 tender offer previously announced on November 27, 2019.

AIP MULTI-STRATEGY FUND P

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881, USA

December 11, 2019

Dear Shareholder,

The purpose of this letter is to update you regarding important developments relating to AIP Multi-Strategy Fund P (the “Fund”).

The Board of Trustees of the Fund (the “Board”), at a meeting held on December 11, 2019 and in consultation with the Fund’s Investment Adviser (Morgan Stanley AIP GP LP), approved a Plan of Liquidation for the Fund in response to, among other things, the declining asset size of the Fund’s master fund, AIP Multi-Strategy Fund A .

Pursuant to the Plan of Liquidation, substantially all of the assets of the Fund will be liquidated, known liabilities of the Fund will be satisfied, the remaining proceeds will be distributed to the Fund’s shareholders and all of the issued and outstanding shares of the Fund will be repurchased (the “Liquidation”). In connection with the Liquidation, management fees will no longer be charged effective April 1, 2020.

The liquidation schedule is anticipated to be as follows:

Repurchase Date	Approximate Percentage of NAV	Estimated Timing of Liquidation Payments to Shareholders
March 31, 2020	50%	May 1, 2020
June 30, 2020	15%	August 1, 2020
September 30, 2020	15%	November 1, 2020
December 31, 2020	15%	March 1, 2021
Following 2020 audit	5%	May 1, 2021

The Fund’s tender offer as of December 31, 2019 will proceed as planned.

Shareholders were previously informed of, and presented the opportunity to participate in, a tender offer as of March 31, 2020. However, in connection with the Board’s approval of the Liquidation, the Board also approved the cancellation of the March 31, 2020 tender offer in light of the fact that all of the Fund’s shares will be repurchased through the Liquidation.

Liquidation and dividend proceeds will be paid pursuant to the wire instructions detailed in the Distribution Options section of your Fund Application Form. For questions related to, or changes in, the receiving bank for your Liquidation and dividend proceeds, please contact the Fund’s Call Center at 800-421-7572. For any other questions, please contact your financial advisor or Daniel Gifford at 610-260-7617 or Daniel.Gifford@morganstanley.com.

Sincerely,

/s/ Daniel Gifford

Daniel Gifford
Executive Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

AIP MULTI-STRATEGY FUND P

By:	/s/ Noel Langlois
Name:	Noel Langlois
Title:	Chief Financial Officer & Treasurer

Dated: December 20, 2019